Exhibit 1

Contacts:	Duane Reade Holdings, Inc.
John Henry
(212) 273-5746
SVP - Chief Financial Officer

Investors: Cara O’Brien/Lauren Levine
Press: Melissa Merrill
(212) 850-5600
Financial Dynamics

FOR IMMEDIATE RELEASE

DUANE READE HOLDINGS, INC. REPORTS FOURTH QUARTER AND FULL YEAR 2005 RESULTS;

NEW CEO ANNOUNCES SIX POINT STRATEGIC PLAN TO

TRANSFORM THE BUSINESS AND IMPROVE PERFORMANCE

New York, New York, March 21, 2006 – Duane Reade Holdings, Inc. today reported financial results for the fourth quarter and full year ended December 31, 2005. Additionally, Richard Dreiling, the Company’s recently appointed Chief Executive Officer, announced Duane Reade Full Potential, a six point strategic plan to transform the business and improve performance. In a separate release today, the Company also announced certain changes in the senior management team.

Key Highlights of 2005

Net sales for 2005 were $1.6 billion, or flat with 2004. The Company’s reported net loss for 2005 was $100.4 million compared to a reported net loss of $52.1 million in the previous year.

It is important to note that despite the annual net loss, the Company made progress in certain key areas:

Front-end:

•                  There is a steadily improving trend in the front-end business. Front-end comparable store sales have been consistently positive across a broad base of product categories, with particularly strong results in the back half of the year. Fourth quarter front-end comparable stores sales increased 4.8%.

Pharmacy:

•                  Despite continued pressure on pharmacy sales, pharmacy margins were in line with expectations as a result of growth in higher margin generic substitutions for branded drugs and the Company’s direct purchasing of generics.

Working Capital:

•                  Liquidity increased during the fourth quarter as a result of improved working capital management, the closure during the year of 11 unprofitable stores, and a decrease in capital expenditures. Availability under the Company’s revolver was $83.8 million at the end of 2005 compared with $79.9 million at the end of the third quarter.

“While Duane Reade is making positive progress in certain important areas, the Company’s overall financial performance in 2005 is clearly disappointing,” stated Richard W. Dreiling, President and Chief Executive Officer. “As a result of limited pharmacy sales growth, decreased front-end gross margins, increases in store labor costs, and lingering litigation settlement and related legal costs, full year results did not meet internal expectations nor do they reflect Duane Reade’s full potential, and this is not acceptable.

“There is much in need of improvement but I, along with the newly structured senior management team, am confident that there is a great deal of opportunity and a strong foundation on which to build. Since joining the Company in November, I have undertaken a critical and methodical assessment of our Company’s strengths and weaknesses and have developed a strategic plan to stabilize and revitalize the fundamentals of the business. We believe this plan will better leverage our strengths, address our weaknesses, and mark the beginning of a new and exciting chapter in Duane Reade’s history.”

Full Year Results

Net sales for the 53 weeks ended December 31, 2005 were $1.589 billion compared to $1.598 billion in the 52 weeks ended December 25, 2004. Retail store sales were $1.505 billion, an increase of 4.9% over the prior year. Same-store sales on a 52-week basis increased 1.9%, with front-end and pharmacy same-store sales increases of 2.8% and 0.8%, respectively.

The front-end same-store sales increase reflects the favorable impact of an improving New York City economy and the success of the enhanced Dollar Rewards customer loyalty card program. Pharmacy same-store sales reflect an adverse impact from the continued growth in lower priced, but more profitable, generic prescriptions, continued declines in demand for COX-2 inhibitors and certain other medications, and increased mail order penetration resulting from conversion of certain third party plans to mandatory mail order requirements.

Net loss for 2005 was $100.4 million, compared to a net loss of $52.1 million in the previous year. Full year results reflect (i) a $26.1 million increase in interest expense primarily associated with the debt incurred as part of the July 30, 2004 acquisition of the Company, (ii) a $21.6 million increase in non-cash depreciation and amortization expenses, primarily related to the same acquisition, (iii) a non-cash impairment charge of $16.6 million, resulting from the Company’s annual review of intangibles, (iv) $13.1 million of expenses, primarily consisting of costs incurred in connection with certain provisions of the former Chairman’s employment contract and severance-related expenses, (v) an $8.8 million decline in gross profit, (vi) $4.4 million related to labor contingency expenses in connection with the NLRB union litigation ruling, and (vii) higher selling, general and administrative expenses primarily due to increased consulting, litigation settlement, legal and store labor expenses. The above mentioned decline in gross profit was attributable to (i) a net favorable purchase accounting inventory valuation adjustment in the prior year of $7.4 million, (ii) increased store occupancy expenses associated with less real estate related income and non-cash acquisition related lease accounting, and (iii) lower product margins resulting from increased inventory shrink losses and reduced levels of vendor rebates and allowances.

2004 results included (i) pre-tax expenses of $40.6 million related to costs associated with the Oak Hill acquisition transaction, (ii) $26.4 million, primarily related to the termination of the Company’s obligations in connection with the former Chairman’s supplemental executive retirement program, (iii) $7.5 million of debt extinguishment and other costs associated with the refinancing of the Company’s previously existing $155 million term loan, and (iv) $4.4 million related to labor contingency expenses in connection with the NLRB union litigation ruling.

The 2005 full year tax benefit of $29.5 million is net of a $30.4 million deferred tax asset valuation reserve and compares to the previous year’s tax benefit of $34.0 million.

Adjusted FIFO EBITDA, as defined on the attached schedule of operating data, was $42.2 million, or 2.7% of sales for the year, compared to $77.8 million, or 4.9% of sales, in the prior year.

Total debt at year end amounted to $554.2 million, with approximately $83.8 million of availability under the Company’s revolving credit facility.

During 2005, the Company opened 7 new stores and closed 11 primarily underperforming stores, compared with 11 new stores opened, 5 stores acquired and 2 stores closed in 2004. Pre-opening expenses were $0.4 million, compared to $0.8 million in the previous year.

Fourth Quarter Results

Net sales were $416.6 million in the 14 week fourth quarter compared to $432.5 million in the 13-week prior year’s fourth quarter. Retail store sales were $404.7 million, up 9.1% over the previous year. Sales in the extra week in 2005 amounted to $25.5 million and accounted for 6.9% of this increase. Same-store sales on a 13-week basis increased 3.0%, with a front-end same-store sales increase of 4.8% and a pharmacy same-store sales increase of 0.9%.

Net loss was $61.5 million compared to a net loss of $17.4 million in the prior year period. The 2005 fourth quarter results include (i) the above mentioned $16.6 million intangibles impairment charge, (ii) a pre-tax charge of $8.1 million for severance and other accelerated costs associated with the departure of the Company’s former Chairman in November 2005, (iii) increased interest expenses of $5.1 million associated with higher debt levels and increased interest rates over the previous year, and (iv) a pre-tax charge of $2.1 million associated with costs related to the decision to close two unprofitable stores.

2004 fourth quarter results include the aforementioned debt extinguishment charge of $7.5 million and higher depreciation and amortization costs of $2.5 million, primarily related to the 11 stores closed in 2005.

The 2005 fourth quarter tax provision of $2.2 million reflects the aforementioned $30.4 million deferred tax asset valuation reserve and compares to a 2004 fourth quarter tax benefit of $2.7 million.

Adjusted FIFO EBITDA, as defined on the attached schedule of operating data, was $4.3 million, or 1.0% of sales, versus $23.9 million, or 5.5% of sales, in the prior year period.

Six Point Strategic Plan – Duane Reade Full Potential

Duane Reade’s new President and Chief Executive Officer, Richard Dreiling, today introduced a six point strategic plan to transform the business, improve performance, and better position the Company for the future. The primary goals are to drive both front-end and pharmacy sales, improve operating efficiencies and profitability, and ultimately position the Company to further enhance its footprint in the New York City region.

Mr. Dreiling commented, “I have identified several aspects of the business requiring immediate attention. There is a need to renew and upgrade the entire Duane Reade shopping experience, the Company’s cost structure and operations must be improved, and we must create a new brand promise and a common vision to become one of the best retailers in New York. In order for Duane Reade to return to a position of strength and again capitalize on its assets, we must address these critical areas strategically and systematically. As the first important step in this effort, and as announced separately today, we have enhanced the senior management team in the core areas of store operations, merchandising, and pharmacy. Moreover, in collaboration with the newly structured senior management team, I have developed the following six point plan - Duane Reade Full Potential - to turn around the business and this is outlined below.”

1. Drive growth in front-end and pharmacy sales

The Company intends to drive significant improvements in sales by completely overhauling the Duane Reade experience. First, the Company will implement substantial – and measurable – improvements in customer service. Second, the Company will transform the store appearance and create a new Duane Reade look and feel and enhance the shopping experience. Third, the Company will strengthen front-end merchandising to offer more convenience products to its customers and will develop a leadership position across the primary categories of beauty, health and wellness. Fourth, the Company will further strengthen its Dollar Rewards customer loyalty program in order to drive sales by rewarding increases in shopping frequency, specific item purchases, and increases in customer spending.

2. Create margin improvements in the front-end

Duane Reade will seek to improve front-end margins through a three pronged approach to transform operations. First, the Company will seek to improve the shrink rate by focusing on both internal and external issues to maximize this opportunity for improvement. Second, the Company will work to improve promotional effectiveness by strengthening vendor partnerships and utilizing best practices category management processes to achieve better balance between markdowns and margin performance. Third, the Company will increase the level of private label offerings to maximize the opportunity from these high margin products.

3. Improve operating efficiencies and optimize cost structure

Going forward, Duane Reade will be disciplined in its approach to managing SG&A and focus on significantly reducing expenses. However, this will be done in ways that do not impact customers or compromise the quality of the shopping experience, and the Company will create an environment in which cost control and quality can co-exist. The Company will streamline labor intensive processes at the store level, engage in aggressive bidding with service providers, better manage distribution programs, and implement a hiring freeze in the corporate office until results improve. As a result of these types of initiatives, the Company intends to eliminate operating expenses in the range of $5.0 million to $7.0 million, on annualized basis, by the end of 2006.

4. Reduce litigation cost burden and related management distraction

Over the years, Duane Reade has found the need to defend its interest in a number of matters, which has had not only a financial impact but has been a major distraction from the primary mission. While the Company cannot provide any assurances of what the future may hold in this area, a number of the more expensive litigations have either been settled or have reached a point of maturity where legal costs are expected to decline. There are ongoing discussions to resolve the union disputes and most of the high cost consulting and legal costs in support of the World Trade Center insurance claim have been completed. The Company seeks to realize savings in legal, consulting, and litigation related costs of approximately $8.0 million in 2006.

5. Address underperforming stores to improve results or redeploy capital

The Company will launch a focused program to turn around underperforming stores. The goal is to reverse poor operating trends as early as possible to reduce the risk and costs associated with closing additional stores. Under this strategy, for every store that regains minimum performance standards, the Company will protect its market share and avoid new investments of capital to replace the lost business. While the focus will be on regaining operational momentum in these stores, management will not hesitate to redeploy capital where there is not an appropriate return, and the Company will close stores when necessary.

6. Optimize working capital

While much progress was made to improve working capital during 2005, there is enormous opportunity to make further progress during 2006. The goal is to generate a minimum of $25 million of combined front-end and pharmacy working capital savings this year, including approximately $20 million in front-end inventory reductions and $5 million of pharmacy inventory savings. To achieve this, the Company will execute a number of initiatives including an improved front-end computer assisted ordering system and a fully automated pharmacy ordering system driven by individual store demand.

“I am pleased to report that we have begun executing all six of these initiatives and have already achieved certain victories,” continued Mr. Dreiling. “For instance, we have rolled out the new customer service initiatives, which has translated into improved customer comments, have seen a strong sales response to a number of the programs piloted in test stores, and have begun to achieve our planned inventory savings. While the changes in the business will certainly take time to gain full traction, in the near-term we expect that customers will experience improved service and begin to enjoy a better Duane Reade shopping experience. In the longer term, the six point plan is expected to generate substantial improvements in the Company’s top and bottom line results.”

Current Expectations and Formal Outlook

The Company expects that 2006 will be a transitional year as the new management team works to roll out the new operating plan. For 2006, the Company expects to generate total store sales growth (52 week basis) in the range of 1.5% to 2.5%, total same-store sales growth of 2.0% to 3.0%, tangible gross margin improvements, and cost efficiencies in both store and administrative expenses. Also, the Company will implement specific actions to improve results in underperforming stores while optimizing capital allocation to stores with the highest potential returns. Adjusted FIFO EBITDA as illustrated on page 13 of this press release for 2006 is expected to range from $60 million to $65 million. In addition, in 2006 the Company plans to open five new stores where it currently has exceptional opportunities, but will not resume a more rapid store expansion program before realizing a marked improvement in profitability. The combination of an improved earnings profile, working capital management and restrained capital spending are projected to result in modest free cash flow for fiscal 2006.

Mr. Dreiling concluded, “We are optimistic about what the future holds for the Duane Reade business, particularly since we are set to benefit from certain industry trends as well as from a strong New York economy. This market opportunity, in conjunction with our strengthened management team and six point plan, will position us to remain the most cost effective and convenient choice for busy New Yorkers and to deliver improved results over the long-term.”

Change in Ownership

On July 30, 2004, the Company completed its acquisition by Oak Hill Capital Partners, L.P., and this change in ownership resulted in a new basis of accounting. This change has resulted in the application of purchase accounting which requires that various balance sheet account carrying values be adjusted to fair value as of the transaction date.

In this press release, the Company’s financial results for the 14 and 53 weeks ended December 31, 2005 and last year’s 13 week fourth quarter reflect this new basis of accounting. The portions of the prior year’s 52 week full year results subsequent to the acquisition are shown separately in this release and are identified as the Successor. The portions of the previous full year’s financial results prior to the acquisition are also shown separately, reflect the historical basis of accounting prior to the acquisition, and are identified as the Predecessor.

Accounting Restatements

The Company filed a Form 10-K/A on May 16, 2005 summarizing the impact of certain restatements resulting from changes in accounting practices. All such changes are reflected in the attached financial data.

Conference Call Information

The Company will hold a conference call on Tuesday, March 21, 2006 at 10:00 AM Eastern Time to discuss financial results for the fourth quarter and year ended December 31, 2005. A live webcast of the call will be accessible from the Investor Information section of the Duane Reade website (http://www.duanereade.com), and the call will be archived on the website approximately one hour after completion of the call through April 4, 2006. Additionally, a replay of the conference call will be available from 12:00 PM Eastern Time on March 21, 2006 through March 23, 2006. The replay can be accessed by dialing 877-519-4471, access code 7155442.

About Duane Reade

Founded in 1960, Duane Reade is the largest drug store chain in the metropolitan New York City area, offering a wide variety of prescription and over-the-counter drugs, health and beauty care items, cosmetics, greeting cards, photo supplies and photofinishing. As of December 31, 2005, the Company operated 251 stores.

Except for historical information contained herein, the statements in this release and the accompanying discussion on the earnings conference call are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, this document may contain statements, estimates or projections that constitute “forward-looking” statements as defined under U.S. federal securities laws. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from forecasted or expected results. Those risks include, among other things, the competitive environment in the drug store industry in general and in the New York metropolitan area, the ability to open and operate new stores, the continued efforts by payers and government agencies to reduce prescription reimbursement rates and prescription drug benefits, the strength of the economy in general, the economic conditions in the New York greater metropolitan area, changes in federal and state laws and regulations, including the potential impact of changes in regulations surrounding the importation of pharmaceuticals from foreign countries and changes in laws governing minimum wage requirements, changes in the Company’s operating strategy, capital expenditure plans or development plans, the Company’s ability to attract, hire and retain qualified pharmacy and other personnel, the Company’s significant indebtedness, labor disturbances, the continued impact of, or new occurrences of, terrorist attacks in the New York greater metropolitan area and any actions that may be taken in response, demographic changes, the Company’s ability to limit fraud and shrink, and recalls of pharmaceutical products due to health concerns or other reasons. Those and other risks are more fully described in Duane Reade’s reports filed with the SEC from time to time, including its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

# # #

Duane Reade Holdings, Inc.

Consolidated Statements of Operations (Unaudited)
(In thousands)

	For the	For the	For the	For the
	14 Weeks	13 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 25,	Dec. 31,	Dec. 25,
	2005	2004	2005	2004 (1)
Net sales	$416,626	$432,518	$1,589,451	$1,598,369
Cost of sales	339,126	348,781	1,287,855	1,287,987
Gross profit	77,500	83,737	301,596	310,382
Selling, general & administrative expenses	76,682	64,259	273,672	243,970
Labor contingency expense	1,100	1,100	4,400	4,400
Transaction expense	(136)	456	681	40,580
Depreciation and amortization	17,280	19,771	70,594	48,953
Store pre-opening expenses	100	—	364	835
Other (2)	27,125	1,142	31,761	26,433
	122,151	86,728	381,472	365,171
Operating loss	(44,651)	(2,991)	(79,876)	(54,789)
Interest expense, net	14,686	9,597	50,004	23,857
Debt extinguishment	—	7,525	—	7,525
Loss before income taxes	(59,337)	(20,113)	(129,880)	(86,171)
Income tax provision (benefit)	2,212	(2,702)	(29,492)	(34,039)
Net loss	$(61,549)	$(17,411)	$(100,388)	$(52,132)

(1)          The figures shown reflect the combined results for the twelve month 2004 predecessor (December 28, 2003 through July 30, 2004) and successor (July 31, 2004 through December 25, 2004) periods. The actual results for each individual period referenced are detailed on the following page.

(2)          A detailed breakdown of the components of this item is included on page 8 of this release.

Duane Reade Holdings, Inc. (Successor)
Duane Reade Inc. (Predecessor)

Consolidated Statements of Operations (Unaudited)
(In thousands)

	Successor	Predecessor
	Period from	Period from
	July 31, 2004	Dec. 28, 2003	Total
	through	through	2004
	Dec. 25, 2004	July 30, 2004	Year-to-Date

Net sales	$670,568	$927,801	$1,598,369
Cost of sales	542,897	745,090	1,287,987
Gross profit	127,671	182,711	310,382
Selling, general & administrative expenses	101,677	142,293	243,970
Labor contingency expense	1,789	2,611	4,400
Transaction expense	37,575	3,005	40,580
Depreciation and amortization	27,051	21,902	48,953
Store pre-opening expenses	365	470	835
Other (1)	26,433	—	26,433
	194,890	170,281	365,171
Operating (loss) income	(67,219)	12,430	(54,789)
Interest expense, net	15,880	7,977	23,857
Debt extinguishment	7,525	—	7,525
(Loss) income before income taxes	(90,624)	4,453	(86,171)
Income tax (benefit) provision	(35,175)	1,136	(34,039)
Net (loss) income	$(55,449)	$3,317	$(52,132)

(1) A detailed breakdown of the components of this item is included on page 8 of this release.

Duane Reade Holdings, Inc.

Components of “Other Expense”
(In thousands)

	For the	For the	For the	For the
	14 Weeks	13 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 25,	Dec. 31,	Dec. 25,
	2005	2004	2005	2004

Intangibles impairment	$16,600	$—	$16,600	$—

Former CEO severance and related costs	6,950	—	6,950	—

Former CEO life insurance policy conversion costs	1,050	605	3,025	1,024

Closed store reserve	2,100	—	2,100	—

Former CEO 280g tax indemnity expense	269	—	1,317	—

Oak Hill management fee	312	312	1,250	528

Former CEO long-term cash award	(156)	225	519	381

Former CEO SERP cancellation	—	—	—	24,500

	$27,125	$1,142	$31,761	$26,433

Duane Reade Holdings, Inc. (Successor)
Duane Reade Inc. (Predecessor)

Components of “Other Expense”
(In thousands)

	Successor	Predecessor
	Period from	Period from
	July 31, 2004	Dec. 28, 2003	Total
	through	through	2004
	Dec. 25, 2004	July 30, 2004	Year-to-Date

Former CEO SERP cancellation	$24,500		$24,500

Former CEO life insurance policy conversion costs	1,024	—	1,024

Oak Hill management fee	528	—	528

Former CEO long-term cash award	381	—	381

	$26,433	$—	$26,433

Duane Reade Holdings, Inc.

Consolidated Balance Sheets (Unaudited)
(In thousands)

	December 31,	December 25,
	2005	2004
		(1)
Current Assets
Cash	$1,362	$1,329
Receivables, net (2)	52,320	58,056
Inventories (3)	235,639	262,323
Current Portion of Deferred Taxes	7,717	9,027
Prepaid Expenses and Other Current Assets (4)	26,114	35,716
Total Current Assets	323,152	366,451

Property and Equipment, net	229,134	224,460
Goodwill	67,791	67,791
Other Assets (5)	251,341	297,032
Total Assets	$871,418	$955,734

Current Liabilities
Accounts Payable	$72,711	$80,154
Accrued Expenses (6)	61,181	64,574
Current Portion of Senior Debt and Capital Leases (7) (8)	138,876	154,650
Total Current Liabilities	272,768	299,378

Long Term Debt and Capital Leases (7)	415,346	357,040
Deferred Income Taxes	32,117	63,916
Other Liabilities (9)	67,265	51,351
Total Liabilities	787,496	771,685

Total Stockholders’ Equity	83,922	184,049

Total Liabilities and Stockholders’ Equity	$871,418	$955,734

(1)

The figures presented as at December 25, 2004 reflect certain adjustments from previously published amounts. These adjustments, which the Company deems immaterial, affect the balances of goodwill, accrued expenses and deferred tax liabilities, and have been recorded in order to correct certain misstatements contained within the financial statements for the period ended December 25, 2004 that are included in the Annual Report on Form 10-K/A, filed on May 16, 2005.

(2)

Includes third party pharmacy receivables of $36,673 and $37,498 at December 31, 2005 and December 25, 2004, respectively. The decrease in the third party pharmacy receivable is partly due to the timing of receipts in relation to the December 2004 year end date.

(3)	Decrease in inventory from December 25, 2004 reflects inventory management initiatives and the impact of the closure of four net stores in 2005.

(4)

Decrease in prepaids and other current assets reflects the June 2005 liquidation of the SERP split dollar policy, partially offset by an increase in prepaid rent resulting from the shift in the Company’s year-end date as compared to the prior year.

(5)

Decrease in other assets from December 25, 2004 is primarily due to the amortization of intangible assets resulting from the valuation step-up in connection with the Oak Hill acquisition, combined with the writedown of the intangibles carrying value resulting from the Company’s FAS 142 intangible asset impairment analysis

(6)

Decrease in accrued expenses from December 25, 2004 is primarily due to scheduled payments totaling $23 million made in connection with the termination of obligations related to the former Chairman’s SERP, partially offset by a reallocation of the closed store reserve, an increase in the amount of accrued payroll resulting from the timing of the Company’s fiscal year-end and increases in various other accruals. Approximately $14.3 million of the SERP payments were offset by funds received from the cash surrender value of a split dollar life insurance policy that was included in other current assets.

(7)

Increase in debt and capital leases from December 25, 2004 of $42.5 million reflects the addition of a $13.5 million capital lease that replaced an operating lease for photo processing equipment at our stores, net borrowings of approximately $8.7 million for the payments associated with the termination of obligations related to the Chairman’s SERP, litigation and consulting expenses that were approximately $10.0 million higher than the previous year, and general working capital borrowings during the current year.

(8)

The outstanding revolver loan balance of $135.7 million at December 31, 2005 and $153.9 million at December 25, 2004 has been classified as a current liability because cash receipts controlled by the lenders are used to reduce outstanding debt, and the Company does not meet the criteria FAS 6 - “Classification of Short-Term Obligations Expected to be Refinanced,” to reclassify the debt as long-term. It should be noted that this reclassification is not a result of a change in status or compliance with the terms of this indebtedness. The Company expects to continue to borrow under this facility until its maturity in 2008.

(9)

Increase in other liabilities from December 25, 2004 is primarily due to deferred marketing income and the additional labor contingency and deferred rent accruals recorded during the period, partially offset by a reallocation of the closed store reserve.

Duane Reade Holdings, Inc.

Operating Data
(Unaudited)
(Dollars in thousands)

	For the	For the	For the	For the
	14 Weeks	13 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 25,	Dec. 31,	Dec. 25,
	2005	2004	2005	2004 (1)

LIFO EBITDA (2)	$(26,407)	$18,335	$(4,201)	$63,643
LIFO (Income) Expense (3)	447	(7,220)	831	(6,269)
FIFO EBITDA (2)	$(25,960)	$11,115	$(3,370)	$57,374

FIFO EBITDA as a percentage of net sales	-6.2%	2.6%	-0.2%	3.6%

Adjusted FIFO EBITDA (4)	$4,275	$23,926	$42,167	$77,846

Adjusted FIFO EBITDA as a percentage of sales	1.0%	5.5%	2.7%	4.9%

Capital expenditures	$6,828	$5,789	$25,214	$27,912
Lease acquisitions and other investing activities	$1,580	$6,835	$8,484	$29,393

Same-store sales growth	3.0%	0.1%	1.9%	0.6%
Pharmacy same-store sales growth	0.9%	3.8%	0.8%	5.0%
Front-end same-store sales growth	4.8%	-2.9%	2.8%	-2.8%
Pharmacy sales as a % of net sales	46.0%	53.2%	48.1%	51.0%
Third Party sales as a % of prescription sales	92.6%	92.6%	92.7%	92.3%

Average weekly prescriptions filled per store (5)	810	825	815	824

Number of stores at end of period			251	255
Retail square footage at end of period			1,745,689	1,793,843
Average store size (sq.ft.) at end of period			6,955	7,035

(1) The figures shown reflect the combined results for the twelve month 2004 predecessor (December 28, 2003 through July 30, 2004) and successor (July 31, 2004 through December 25, 2004) periods.

(2) As used in this report, FIFO EBITDA means earnings before interest, income taxes, depreciation, amortization, debt extinguishment, expenses related to the acquisition transaction, labor contingency expense, non-cash charges and credits related to the LIFO inventory valuation method, extraordinary charges and other non-recurring charges. We believe that FIFO EBITDA, as presented, represents a useful measure of assessing the performance of our ongoing operating activities, as it reflects our earnings trends without the impact of certain non-cash charges and other non-recurring items. Targets and positive trends in FIFO EBITDA are used as performance measures for determining certain compensation of management. FIFO EBITDA is also used as a performance measure in our various debt agreements. LIFO EBITDA reflects FIFO EBITDA adjusted to include the effect of non-cash charges and credits related to the LIFO inventory valuation method.

We understand that, although security analysts frequently use FIFO EBITDA in the evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. FIFO EBITDA is not intended as an alternative to net income as an indicator of our operating performance, or as an alternative to any other measure of performance in conformity with generally accepted accounting principles, nor as an alternative to cash flow from operating activities as a measure of liquidity.

Reconciliations of net loss to FIFO EBITDA and operating cash flow for each period included above and highlighted elsewhere in this document are provided on the following pages of this press release.

(3) LIFO expense for the 52 weeks ended December 31, 2005 includes the remaining portion of the purchase accounting valuation step-up of $0.5 million, offset by the impact of inflation of approximately $1.3 million.

(4) As used in this report, Adjusted FIFO EBITDA means FIFO EBITDA as defined above, adjusted to exclude non-cash rent expense and certain charges related to the acquisition transaction, inventory valuation step-up adjustments and certain payments to the former CEO that are not included in the definition of EBITDA used for our various debt agreements.

(5) Comparative stores only, does not include new stores.

Duane Reade Holdings, Inc.

Reconciliation of Net Sales to Retail Store Sales
(in thousands)

	For the	For the	For the	For the
	14 Weeks	13 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 25,	Dec. 31,	Dec. 25,
	2005	2004	2005	2004 (1)

Net sales	$416,626	$432,518	$1,589,451	$1,598,369
Resale activity	11,920	61,432	84,263	162,884
Retail store sales	$404,706	$371,086	$1,505,188	$1,435,485

Reconciliation of EBITDA to Net Loss and
Net Cash Provided by Operating Activities (Unaudited)
(in thousands)

	For the	For the	For the	For the
	14 Weeks	13 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 25,	Dec. 31,	Dec. 25,
	2005	2004	2005	2004 (1)

FIFO EBITDA	$(25,960)	$11,117	$(3,370)	$57,375
LIFO (Income) Expense	447	(7,220)	831	(6,269)
LIFO EBITDA	(26,407)	18,337	(4,201)	63,644

Depreciation and amortization	(17,280)	(19,771)	(70,594)	(48,953)
Labor contingency expense	(1,100)	(1,100)	(4,400)	(4,400)
Transaction expense	136	(457)	(681)	(40,580)
Former CEO SERP settlement	—	—	—	(24,500)
Interest expense	(14,686)	(9,597)	(50,004)	(23,857)
Debt extinguishment	—	(7,525)	—	(7,525)
Income taxes	(2,212)	2,702	29,492	34,039
Net loss	$(61,549)	$(17,411)	$(100,388)	$(52,132)

Net loss	(61,549)	(17,411)	(100,388)	(52,132)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization of property	7,791	7,821	32,232	26,698
Amortization of intangibles and deferred financing costs	10,637	12,778	42,278	24,915
Deferred tax provision	1,594	(3,411)	(30,150)	(29,984)
Debt extinguishment expense	—	4,425	—	4,425
Non-cash rent expense	3,111	3,733	13,243	10,604
Gain on sale of property		—	(2,104)	—
Non cash impairment charges	16,600		16,600
Changes in operating assets and liabilities (net of effect of acquisitions):
Receivables	1,838	(2,595)	5,736	(4,626)
Inventories	22,607	5,839	27,073	2,703
Accounts payable	(429)	(169)	(7,018)	(5,374)
Prepaid and accrued expenses	14,431	4,547	2,343	32,834
Other assets/liabilities, net	(3,115)	(1,668)	3,159	3,382
Cash provided by operating activities	$13,516	$13,889	$3,004	$13,445

Calculation of Adjusted FIFO EBITDA

FIFO EBITDA as above	$(25,960)	$11,117	$(3,370)	$57,375

Non-cash rent expense	3,111	3,733	13,243	10,604
Oak Hill management fee	312	313	1,250	529
Purchase accounting inventory valuation adjustment (2)	—	7,933	534	7,933
Closed store reserve	2,100	—	2,100	—
Intangibles impairment (3)	16,600	—	16,600	—
Former CEO long term cash award	(156)	225	519	381
Former CEO severance reserve	6,950	—	6,950	—
Former CEO life insurance policy conversion cost	1,049	605	3,024	1,024
Former CEO 280g tax indemnity expense	269	—	1,317	—
Adjusted FIFO EBITDA	$4,275	$23,926	$42,167	$77,846

(1) The figures shown reflect the combined results for the twelve month 2004 predecessor (December 28, 2003 through July 30, 2004) and successor (July 31, 2004 through December 25, 2004) periods. The actual results for each individual period referenced are detailed on the following page.

(2) The application of purchase accounting under SFAS 141 resulted in an increase in the inventory valuation by $8.5 million over FIFO cost as of July 30, 2004. During the quarter ended December 25, 2004, approximately $7.9 million of this non-cash purchase accounting adjustment was charged to cost of sales on a FIFO EBITDA basis. The balance of the purchase accounting adjustment was charged to cost of sales during the first quarter of 2005.

(3) In accordance with FAS 142, the Company engaged an independent third party to conduct an evaluation of intangible assets at December 31, 2005. As a result of this exercise, the carrying value of the Duane Reade tradename was reduced by $16.6 million.

Duane Reade Holdings, Inc. (Successor)
Duane Reade Inc. (Predecessor)

Reconciliation of Net Sales to Retail Store Sales
(in thousands)

	Successor	Predecessor
	Period from	Period from
	July 31, 2004	Dec. 28, 2003	Total
	through	through	2004
	Dec. 25, 2004	July 30, 2004	Year-to-Date

Net sales	$670,568	$927,801	$1,598,369
Resale activity	81,926	80,958	162,884
Retail store sales	$588,642	$846,843	$1,435,485

Reconciliation of EBITDA to Net (Loss) Income and
Net Cash (Used In) Provided by Operating Activities (Unaudited)
(in thousands)

	Successor	Predecessor
	Period from	Period from
	July 31, 2004	Dec. 28, 2003	Total
	through	through	2004
	Dec. 25, 2004	July 30, 2004	Year-to-Date

FIFO EBITDA	$16,634	$40,739	$57,373
LIFO Expense	(7,060)	791	(6,269)
LIFO EBITDA	23,694	39,948	63,642

Depreciation and amortization	(27,051)	(21,902)	(48,953)
Labor contingency expense	(1,789)	(2,611)	(4,400)
Transaction expense	(37,575)	(3,005)	(40,580)
Former CEO SERP settlement	(24,500)	—	(24,500)
Interest expense	(15,880)	(7,977)	(23,857)
Debt extinguishment	(7,525)	—	(7,525)
Income taxes	35,175	(1,136)	34,039
Net (loss) income	$(55,451)	$3,317	$(52,134)

Net (loss) income	(55,451)	3,317	(52,134)
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:
Depreciation and amortization of property	11,830	14,868	26,698
Amortization of goodwill, intangibles and deferred financing costs	16,780	8,135	24,915
Deferred tax provision	(35,884)	5,900	(29,984)
Debt extinguishment expense	4,425	—	4,425
Non-cash rent expense	6,221	4,383	10,604
Changes in operating assets and liabilities (net of effect of acquisitions):
Receivables	(1,569)	(3,057)	(4,626)
Inventories	(1,682)	4,385	2,703
Accounts payable	14,673	(20,047)	(5,374)
Prepaid and accrued expenses	32,087	747	32,834
Other assets/liabilities, net	461	2,921	3,382
Cash (used in) provided by operating activities	$(8,109)	$21,552	$13,443

Calculation of Adjusted FIFO EBITDA

FIFO EBITDA as above	$16,634	$40,739	$57,373

Non-cash rent expense	6,221	4,383	10,604
Oak Hill management fee	529	—	529
Purchase accounting inventory valuation adjustment (1)	7,933	—	7,933
Former CEO long term cash award	381	—	381
Former CEO life insurance policy conversion cost	1,024	—	1,024
Adjusted FIFO EBITDA	$32,722	$45,122	$77,844

(1) The application of purchase accounting under SFAS 141 resulted in an increase in the inventory valuation by $8.5 million over FIFO cost as of July 30, 2004. During the quarter ended December 25, 2004, approximately $7.9 million of this non-cash purchase accounting adjustment was charged to cost of sales on a FIFO EBITDA basis. The balance of the purchase accounting adjustment was charged to cost of sales during the first quarter of 2005.

Duane Reade Holdings, Inc.

Reconciliation of Range of Projected EBITDA
to Net Loss (Unaudited)

(in thousands)

	For the 52 Weeks Ended
	December 30, 2006

Annual sales	$1,616,250	$1,631,050

EBITDA (FIFO Basis)	$60,000	$65,000
LIFO expense	(2,200)	(2,200)
EBITDA (LIFO Basis)	57,800	62,800

Depreciation and amortization	(74,900)	(74,900)
Deferred rent	(10,200)	(10,200)
Labor contingency expense	(4,400)	(4,400)
Interest expense	(53,100)	(53,100)
Other	(3,200)	(3,200)
Income taxes	—	—
Net loss	$(88,000)	$(83,000)